FILED BY EXPRESS SCRIPTS HOLDING COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: EXPRESS SCRIPTS HOLDING COMPANY / CIGNA CORPORATION

COMMISSION FILE NO. 001-35490

Express Scripts Holding Company mailed the following communication to stockholders on March 29, 2018.

A LETTER FROM TIM WENTWORTH

Shaping the future of healthcare

Our pharmacy technicians work to ensure people get the medicine they need. It’s a pretty straightforward job, until it isn’t.

Last year, as Hurricane Irma was forecast to hit Florida, and most people were leaving the area, the available couriers who normally deliver prescription drugs to our patients could not cross the state line. Terrell Saddler works in our Norcross, GA facility and he had a choice to make: Hope the courier company figured things out, or take care of things himself. Terrell didn’t drive away from the storm; he went toward it, driving south for hours, by himself, to hand-deliver medicine to two of our pulmonary hypertension patients in Florida.

In challenging times, we are relentless, we are focused, and we do right for patients. That’s our culture. That’s Terrell Saddler. That’s Express Scripts.

In 2017, our resolve was tested – by a healthcare environment fraught with friction and fragmentation, by attacks on the value of our work, and even by extraordinary weather events. In every instance, we were good stewards of your investments, making decisions to put our company on a path of sustainable future growth while delivering the patient care, client service and financial savings that have been our hallmark.

Preparing our business to win in the future.

Over the past 30 years, our business and our industry have evolved from straightforward claims adjudication to providing complex care. The true value of what we do is not based on whether we stand alone or as part of another healthcare business. Our value is predicated upon delivering better care and outcomes to those we serve.

As we look ahead, we see many opportunities to partner – formally or informally – with other companies across healthcare. Working with, and potentially combining with, like-minded companies can expand our ability to deliver better care. As a consequential healthcare leader, we are frequently approached by those who appreciate our singular focus and the results it achieves.

To that end, on March 8, 2018, Cigna and Express Scripts announced a definitive agreement whereby Cigna will acquire Express Scripts in a cash and stock transaction valued at approximately $67 billion. We expect the transaction to be completed by December 31, 2018. If approved, the combination would allow our two companies to do even more to simplify healthcare, create more value and drive better affordability and access to medicine.

We will always consider creative ways to put our innovation to work for our clients and patients. If a combination, joint venture or partnership enables us to deliver smarter pharmacy solutions, we have the flexibility and willingness to pursue it so clients win, patients have better care and we grow.

To build our future, we must make tough decisions every day.

In April 2017, after careful consideration, and months of negotiations, we understood that Anthem – our largest client – planned to move its business at the end of our contract which runs through 2019. While we were disappointed in Anthem’s decision, we found ourselves with an opportunity to disclose the contribution of its business to our financial performance which, in turn, highlighted the underlying strength of our core business.

Express Scripts has never been built around one client. Our book of business is strong and sustainable. By disclosing Anthem’s contribution, we removed a potential distraction to our company and provided greater visibility to our shareholders. Further, we refocused our efforts on shaping our future growth – a future defined by leveraging more of our core competency, pharmacy benefit management, while adding capabilities and broadening our reach within the nation’s healthcare industry.

Pharmacy is the gateway to better health.

Prescription medicine is often the first-line treatment for the most serious diseases. We provide pharmacy benefit management for more than 80 million people, filling more than 1 billion adjusted prescriptions annually.1 This gives us an outsized opportunity to improve healthcare.

By providing certainty around cost and value, we free up resources that enable businesses to better compete in a global economy and our health plan clients to win in their respective markets. By managing integrated care in Medicare, Medicaid and other health programs, we help federal, state and local governments make the most of their budgets and free up funds to support their priorities.

Clients choose us because they recognize our model is explicitly built around the patient. And when patients and pharmacy excellence are your focus, your team is better empowered to do incredible work. Whether as a single employee, or as a company, we uniquely put medicine within reach.

Nowhere is the value of our work more apparent than in the drug trend we manage for our clients.

This past year, we held the overall rate of growth in prescription drug spending to 1.5% for our commercial plans – the lowest increase Express Scripts has measured in 25 years. The vast majority of our patients saw out-of-pocket costs hold steady at about 14% of total prescription drug cost. The average patient copay increased by just 12 cents. Medicare and Medicaid trend came in slightly higher, while health exchanges actually registered negative trends.

Significantly, 44% of our clients spent less per person on prescription drugs in 2017 than in 2016 – a negative drug trend. These results stem from our clients’ willingness to develop and implement solutions that reduce costs while preserving access and enhancing quality.

Still, some patients wrestle with high drug costs. We expanded our leadership solutions by launching Inside RxSM to help those who are uninsured, underinsured or have high out-of-pocket costs. This drug-discount program helps the estimated 30 million Americans who pay full price for their prescription drugs. Through our purchasing power, we negotiate rebates and expand affordable access to brand and generic drugs at the point of sale to patients in need. Inside Rx has more than 100 commonly used medications in its program. People using Inside Rx can now save, on average, 40% on their prescriptions at nearly 40,000 retail pharmacies nationwide.

We are now managing a patient’s entire journey.

As strong as we are in pharmacy, most healthcare costs are borne on the medical side. In late 2017, we finalized our $3.6 billion acquisition of eviCore

Express Scripts 2017 Annual Report	2

healthcare, the nation’s leading medical benefits management company. Together, our superior platform and clinical expertise help manage a patient’s journey from pre-diagnosis through treatment and cure.

Our companies will make value-based care a reality. Integrating pharmacy and medical data to modernize utilization management through broader connections and intelligent systems eliminates friction and fragmentation for providers and patients.

A complex system can have terrible health consequences. Consider our country’s opioid crisis. For years, Express Scripts led the way through our Fraud, Waste and Abuse program; advocacy for pharmacy and physician lock-in; and support for prescription drug monitoring programs. We have a unique ability to rally disparate parts of the healthcare ecosystem around a common goal to help stop abuse before it starts.

Developed in partnership with our clients, our Advanced Opioid ManagementSM program is the first comprehensive solution for opioid abuse. In the first 90 days after the solution launched, we observed a nearly 60% reduction in the average days’ supply for patients receiving an opioid prescription for the first time – from 18.6 days’ supply per claim before launch, to 7.5 days’ supply per claim after the start of the program.

Our leadership helps families.

I will never forget a mother who carried a framed photograph of her daughter to an event we hosted. Nicky was a young woman whose bright future ended too soon. Nicky’s opioid abuse descended into heroin abuse and, ultimately, caused her death. Her mother’s story motivates us to be relentless every day, so fewer families suffer such tragedy.

We also help those who struggle with complex diseases like cancer, HIV, mental illness and other conditions that require a special focus and care model. Our specialty pharmacy, Accredo®, leads the way in patient care. Accredo employs over 500 nurses nationwide who help bring together a patient’s pharmacy, medical and home-based services to drive better outcomes. We close millions of gaps in care annually because we surround patients with quality care, apply technology to improve decision making by healthcare professionals, and make the use of specialty medicines more affordable and accessible.

One definitive sign of our value is the tremendous interest health plans have shown in exclusive specialty pharmacy network arrangements.

Accredo’s superior clinical value combined with cost efficiencies is a key indicator of future growth opportunities for Express Scripts. Spending on specialty drugs, which accounted for 41% of total spending under the pharmacy benefit, increased 11% in 2017, the lowest increase we have ever recorded. This spend was driven by 8% higher utilization and a 3% increase in average unit cost, driven lower through the combined clinical success of Accredo and our Express Scripts SafeGuardRx® value-based suite of solutions. Our innovative SafeGuardRx programs address conditions such as cancer, diabetes, inflammatory conditions and multiple sclerosis.

In the past year, our clinical programs alone returned $32 billion in savings to our clients, excluding any value derived from rebates and retail discounts.

Our strategies ensure patients take the most appropriate medication, from a clinical and economic standpoint, to generate better value. For example, we enrolled approximately 8 million patients in our Inflammatory Conditions Care Value ProgramSM in 2017 and drove a 13% increase in adherence and a 40% reduction in costs for those enrolled. Our clients see the improved care and greater financial value. That is why we now have more than 20 million people enrolled in this single program.

Strong financial results follow the care we provide patients, our singular alignment with clients, and our focus on driving value across the entire spectrum of care.

3	Express Scripts 2017 Annual Report

Our 2017 GAAP earnings per diluted share grew 44%, driven by an 8% increase in Operating Income and the deferred tax implications of federal tax reform enacted in December 2017. On an adjusted basis, we generated $7.10 of consolidated adjusted earnings per diluted share in 2017, which represents growth of 11% versus 2016.2

As a result of delivering on expectations, driving strong financial performance and bringing a laser focus to our core business, our share price has improved markedly. This recognizes our long-term value and our willingness to stand with patients and payers.

We are focused on the future.

As we look ahead, we plan to invest $600 million to $650 million to improve the patient, client, physician and employee experience. We expect the related changes, which make us even more flexible and adaptable, will better connect services, enhance accountability and generate future growth.

By investing in our company, you are investing in our employees. They deserve the opportunity to perform at their best because, when they do, incredibly good things happen for the people we serve. Whether setting up a mobile pharmacy during a natural disaster, building an easier online experience for a patient, or delivering medicine to a deployed soldier, our 27,000 people are just like Terrell Saddler: relentless, focused and all in for patients.

Beyond the financial return on your investment, you are allowing us to unleash innovation, creativity and compassionate, quality patient care at greater levels than ever before, so we can make medicine safer, more affordable and more accessible. Thank you for believing in Express Scripts.

Sincerely,

Tim Wentworth

President and Chief Executive Officer

1	Total adjusted network claims include an adjustment to reflect non-specialty network claims filled through our 90-day programs. These claims are multiplied by three as, on average, the claims typically cover a time period three times longer than other network claims. Home delivery claims are also multiplied by three, consistent with prior practice, as home delivery claims typically cover a time period three times longer than unadjusted network claims.
2	Adjusted earnings per diluted share attributable to Express Scripts for the year ended December 31, 2017, is a non-GAAP measure which excludes certain pre-tax items, including amortization expense of $2.51 per diluted share, enterprise value initiative costs of $0.07 per diluted share, transaction and integration costs of $0.16 per diluted share, loss on disposal of $0.03 per diluted share, discrete tax items of ($2.40) per diluted share and the tax impact of excluded items as a single adjustment of ($1.01) per diluted share. Adjusted earnings per diluted share attributable to Express Scripts for the year ended December 31, 2016, excludes certain pre-tax items, including amortization expense of $2.90 per diluted share, debt redemption costs of $0.22 per diluted share, other compensation costs of $0.06 per diluted share, discrete tax items of ($1.00) per diluted share and the tax impact of excluded items as a single adjustment of ($1.18) per diluted share.

Management Team

Timothy Wentworth

President and Chief Executive Officer

James Havel

Executive Vice President

and Chief Financial Officer

Neal Sample

Executive Vice President

and Chief Operations Officer

Christine Houston

Executive Vice President

Everett Neville

Executive Vice President, Strategy, Supply Chain and Specialty

Martin Akins

Senior Vice President,

General Counsel

and Corporate Secretary

Phyllis Anderson

Senior Vice President

and Chief Marketing Officer

John Arlotta

Chief Executive Officer,

eviCore healthcare

Steven Miller, MD

Senior Vice President

and Chief Medical Officer

David Queller

Senior Vice President,

Sales and Account Management

Brian Seiz

Senior Vice President, Specialty

Glen Stettin, MD

Senior Vice President, Clinical,

Research and New Solutions

and Chief Innovation Officer

Sara Wade

Senior Vice President

and Chief Human Resources Officer

Express Scripts 2017 Annual Report	4

* * *

FORWARD LOOKING STATEMENTS

Cautionary Notes on Forward Looking Statements

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain forward-looking statements. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements, as they relate to Express Scripts Holding Company or Cigna Corporation, the management of either such company or the transaction, involve risks and uncertainties. Actual results may differ significantly from those projected or suggested in any forward-looking statements. Express Scripts Holding Company and Cigna Corporation do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Any number of factors could cause actual results to differ materially from those contemplated by any forward-looking statements, including, but not limited to, the risks associated with the following:

•	the inability of Express Scripts Holding Company and Cigna Corporation to obtain stockholder or regulatory approvals required for the merger or the requirement to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals;

•	a longer than anticipated time necessary to consummate the proposed merger;

•	problems regarding the successful integration of the businesses of Express Scripts Holding Company and Cigna Corporation;

•	unexpected costs regarding the proposed merger;

•	diversion of management’s attention from ongoing business operations and opportunities;

•	potential litigation associated with the proposed merger;

•	the ability to retain key personnel;

•	the availability of financing;

•	effects on the businesses as a result of uncertainty surrounding the proposed merger; and

•	the industry may be subject to future risks that are described in SEC reports filed by Express Scripts Holding Company and Cigna Corporation.

You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of Express Scripts Holding Company and Cigna Corporation described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. Investors should understand it is impossible to predict or identify all such factors or risks. As such, you should not consider either foregoing lists, or the risks identified in SEC filings, to be a complete discussion of all potential risks or uncertainties.

IMPORTANT INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In connection with the proposed transaction, Halfmoon Parent, Inc. (“Holdco”) intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Cigna Corporation and Express Scripts Holding Company that also constitutes a prospectus of Holdco. Cigna Corporation and Express Scripts Holding Company also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Holdco, Cigna Corporation and Express Scripts Holding Company with the SEC at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Cigna Corporation will be available free of charge on Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115.

PARTICIPANTS IN THE SOLICITATION

Cigna Corporation and Express Scripts Holding Company and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction under the rules of the SEC. Investors may obtain information regarding the names, affiliations and interests of directors and executive officers of Cigna Corporation (and, in some instances, Holdco) in Cigna Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 28, 2018, and its preliminary proxy statement for its 2018 Annual Meeting, which was filed with the SEC on March 2, 2018. Investors may obtain information regarding the names, affiliations and interests of Express Scripts Holding Company’s directors and executive officers in Express Scripts Holding Company’s Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018, and its proxy statement for its 2017 Annual Meeting, which was filed with the SEC on March 17, 2017. You may obtain free copies of these documents at the SEC’s website at www.sec.gov, at Cigna Corporation’s website at www.cigna.com or by contacting Cigna Corporation’s Investor Relations Department at (215) 761-4198. Copies of documents filed with the SEC by Express Scripts Holding Company will be available free of charge on Express Scripts Holding Company’s website at www.express-scripts.com or by contacting Express Scripts Holding Company’s Investor Relations Department at (314) 810-3115. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction if and when they become available. Investors should read the joint proxy statement/prospectus carefully and in its entirety when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.